Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

J. Stephen Feinour, Jr.

(215) 564-8521

jfeinourjr@stradley.com

July 17, 2023

Filed via EDGAR

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:	Legg Mason ETF Investment Trust (the “Trust”)
(File Nos. 333-206784; 811-23096)

Dear Ms. Marquigny:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via telephone to J. Stephen Feinour, Jr. with regard to Post-Effective Amendment Nos. 143/146 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) related to the Western Asset Short Duration Income ETF series of the Trust (the “Fund”), which was filed with the Commission on May 18, 2023 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). The Staff’s comments are summarized below, followed by the Trust’s responses thereto. Terms not defined herein have the meaning set forth for that term in the Amendment.

1. Comment: Please confirm that the figures provided in the fee table and expense example are correct or, alternatively, provide an updated fee table and expense example.

Response: The figures provided in the fee table and expense example are correct and, therefore, the brackets will be removed.

2. Comment: Please consider moving the third and fourth sentences of the preamble to the fee table to a footnote to the other expenses line item in the fee table.

Response: The Trust has considered this comment and respectfully submits that the relocation of this language to a footnote is not necessary. The Trust submits that other funds with similar unitary fee structures include this disclosure in the text prior to the fee table and that the specific placement of the disclosure was agreed to by the SEC staff at the time of the implementation of the Summary Prospectus amendments to Form N-1A.

3. Comment: In the Item 4 Principal investment strategies section, please include an illustrative example to give investors a clearer understanding of the concept of duration.

Response: The following has been added to the second paragraph of the Fund’s Principal investment strategies section:

Generally, the longer a fund’s effective duration, the more sensitive it will be to changes in interest rates. For example, if interest rates rise by 1%, a fund with a two-year effective duration would expect the value of its portfolio to decrease by 2% and a fund with a ten-year effective duration would expect the value of its portfolio to decrease by 10%, all other factors being equal.

4. Comment: Please explain how the Fund values derivative instruments for purposes of determining compliance with its 80% investment policy.

Response: To the extent that the Fund counts derivatives towards compliance with its 80% policy, such instruments are valued based on their market value or fair value (determined in accordance with the Fund’s valuation procedures) or, when the subadviser determines that the notional value of such instruments is a more appropriate measure of the Fund’s exposure to economic characteristics of investments that are consistent with the Fund’s 80% policy, at such notional value. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13 (“Investment Company Names Final Rule”).

5. Comment: Please supplementally explain the reason for the increase to the Fund’s cap on investing in below investment grade fixed income securities. Additionally, please supplementally describe any changes to the Fund’s risk management practices as a result of this increase to the cap. Finally, please clarify how shareholders have been notified of this change.

Response: The Fund’s investment objective is to seek current income. Fund management believes that increasing the above-referenced cap will provide the subadviser with increased portfolio management flexibility to seek opportunities in below investment grade fixed income securities in order to achieve that objective. This increase in the cap will be accompanied by a shortening in the Fund’s targeted effective duration, with the Fund now targeting an effective duration, as estimated by the subadviser, of approximately two years. As a result, Fund management anticipates that the overall level of risk for the Fund under normal market conditions will not materially change as a result of these two changes. A supplement to the Fund’s prospectus notifying shareholders of these strategy changes was filed with the SEC on March 13, 2023 and sent to Fund shareholders.

6. Comment: The Principal investment strategies section states, “The fund may also invest up to 15% of its assets in mortgage-backed securities (“MBS”) and asset-backed securities (“ABS”), including collateralized debt obligations (“CDOs”).” Please clarify whether the Fund’s general investment limitation on below investment grade fixed income securities applies to below investment grade MBS, ABS and CDOs. Please also clarify whether the above-referenced 15% limitation applies to investments in both investment grade and non-investment grade MBS, ABS and CDOs.

Response: The Trust confirms that the Fund’s cap on below investment grade fixed income securities applies to all below investment grade fixed income securities, including below investment grade MBS, ABS and CDOs. The Trust also confirms that the 15% limitation on investments in MBS, ABS and CDOs applies to all investments in MBS, ABS and CDOs, including both investment grade and below investment grade MBS, ABS and CDOs.

7. Comment: Please clearly identify the CDO tranches in which the Fund will invest. We note that the Item 9 Collateralized debt obligations risk specifies that the Fund may invest in tranches of CDOs that are subordinate to other tranches of the issuer’s securities, but no corresponding disclosure is included in the Item 4 or Item 9 Principal investment strategies sections. If the Fund will invest in below investment grade CDO tranches as a principal investment strategy, please incorporate the appropriate strategy and risk disclosure in the Item 4 and Item 9 sections.

Response: The Fund currently only intends to invest in investment grade rated tranches of CDOs as a principal investment strategy and, therefore, no specific disclosure regarding below investment grade CDO tranches has been included under the Items 4 and 9 Principal investment strategies sections. Further, a CDO may have multiple investment grade rated tranches (i.e., a particular tranche may be subordinate to the most senior tranche but still be rated investment grade). As such, the Trust has not made any changes to add specific references to such investments to the Items 4 and 9 Principal investment strategies sections and believes that the above cited Item 9 disclosure is appropriate and accurately reflects the Fund’s investment strategies.

8. Comment: The Item 9 Asset-backed and mortgage-backed securities risk states the following:

Certain CMO tranches may represent a right to receive interest only (“IOs”), principal only (“POs”) or an amount that remains after floating-rate tranches are paid (an inverse floater). These securities are frequently referred to as “mortgage derivatives” and may be extremely sensitive to changes in interest rates.

Please summarize the risks related to mortgage derivatives/IOs/POs in the Item 4 risk section based on the Item 9 risk disclosure.

Response: The Fund currently does not intend to invest in the above referenced instruments as a principal investment strategy and, therefore, no specific disclosure regarding such investments has been included under the Items 4 and 9 Principal investment strategies sections or in the Item 4 risk section. As such, the Trust believes that the above referenced Item 9 only disclosure under the “More on risks of investing in the fund” section of the Prospectus is appropriate and clearly distinguishes such investments from the Fund’s principal investment strategies and investments as described under the Items 4 and 9 Principal investment strategies sections.

9. Comment: The Calculation of net asset value section states the following:

As of the date of this Prospectus, the fund’s manager serves as the fund’s valuation designee for purposes of compliance with Rule 2a-5 under the Investment Company Act of 1940, as amended.

Does the Fund anticipate changing who will serve as the Fund’s valuation designee sometime in the near future? If not, please remove the reference to “as of the date of this Prospectus.” Alternatively, please explain why this qualifying language is necessary for investors to make a reasonably informed investment decision about the Fund.

Response: The above referenced disclosure has been removed as requested.

10. Comment: Please revise the LIBOR-related disclosure in the Statement of Additional Information (“SAI”) as the references to 2021 are out-of-date and the reference to 2023 will no longer be appropriate when the annual update to the Fund’s registration statement will be filed.

Response: The Trust has revised the LIBOR transition related disclosure as requested.

11. Comment: Please explain the removal of disclosure in the SAI related to dividends paid by PFICs and the eligibility of capital gain distributions from regulated investment companies for the dividends received deduction.

Response: The SAI has been revised to re-insert the above-referenced disclosure.

Please do not hesitate to contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

cc:	Harris Goldblat, Franklin Templeton

Tara Gormel, Franklin Templeton

Miranda Sturgis, Stradley Ronon Stevens & Young, LLP

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